SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number: 000-27385

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERACTIVE INTELLIGENCE, INC. 401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERACTIVE INTELLIGENCE, INC. 7601 Interactive Way Indianapolis, Indiana 46278

REQUIRED INFORMATION

Item 4.    The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form  11-K.

Financial Statements and Exhibits

(a)	Financial Statements:

Reports of Independent Auditors

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

(b)	Supplemental Schedules:

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

(c)	Signature Page

(d)	Exhibits

23.1 – Consent of KPMG LLP

23.2 - Consent of Ernst & Young LLP

99 – Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350

Independent Auditors’ Report

Plan Administrator
Interactive Intelligence, Inc. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2001, were audited by other auditors whose report thereon dated May 17, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2002 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KMPG LLP
Indianapolis, IN

June 13, 2003

Report of Independent Auditors

Plan Administrator

Interactive Intelligence, Inc. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2001.   This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Indianapolis, Indiana
May 17, 2002

INTERACTIVE INTELLIGENCE, INC.

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Investments:
Money market funds	$402,207	$240,704
Mutual funds, at fair value	3,529,890	3,457,476
Common stock, at fair value	101,621	131,068
Participant loans	152,760	142,405
	4,186,478	3,971,653
Contribution receivable	—	34,881
Accrued income	4,725	4,664
Net assets available for benefits	$4,191,203	$4,011,198

See accompanying notes to financial statements.

INTERACTIVE INTELLIGENCE, INC.

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Participant contributions	$1,554,099
Investment income	51,769
Total additions	1,605,868
Deductions:
Net realized and unrealized depreciation in fair value of investments	1,147,000
Benefits paid to participants	278,523
Administrative expenses	340
Total deductions	1,425,863
Net increase	180,005
Net assets available for benefits at beginning of year	4,011,198
Net assets available for benefits at end of year	$4,191,203

See accompanying notes to financial statements.

INTERACTIVE INTELLIGENCE, INC.

401(K) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)           Description of the Plan

The following description of the Interactive Intelligence, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

(a)     General

Interactive Intelligence, Inc. (Company) established the Plan for qualifying employees effective January 1, 1996. The Plan is administered by the Company (Plan Administrator). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of the Company. An employee must have reached age 21 to be eligible for participation in the Plan. If an employee has met the age requirement, the employee is eligible to participate in the Plan as of his or her first day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)     Participant Contributions

The Plan is a contributory defined contribution plan. Each year participants may contribute up to 20% of pretax annual compensation, as defined, limited to a maximum as established by the Internal Revenue Service. Participants may also contribute amounts representing qualified rollovers from other qualified plans.

(c)     Vesting

Participants are immediately vested in their contributions plus the actual earnings thereon. Participants vest in Company contributions, if any, over six years.

(d)     Participant Accounts

Each participant’s account is credited with the participant’s contributions and Plan earnings. The benefit to which a participant is entitled equals the participant’s vested account balance.

(e)     Investment Options

Participants may direct their employee contributions to any of the investment options selected by the Plan Administrator. All investment elections are participant directed.

(f)      Payment of Benefits

Benefits generally are distributed upon the participant’s termination of employment with the Company, normal retirement, disability retirement, or death. Benefits are payable in a lump-sum distribution unless otherwise elected by the participant.

(g)     Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested balance. Loans generally range from one to five years. Loans are secured by the balance of the participant’s account and bear interest at rates commensurate with local prevailing rates. Principal and interest payments are made through payroll deductions.

(h)     Plan Termination

The Company has not expressed any intent to terminate the Plan but has the option to do so at any time subject to the provisions of ERISA.

(i)      Administrative Expenses

Expenses related to the Plan may be paid by either the Plan or the Plan Administrator; however, in 2002, the Plan Administrator paid for substantially all Plan expenses.

(2)           Summary of Accounting Policies

(a)     Investments

All investments are stated at fair value, based on quoted market prices on the last business day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales are recorded on a trade-date basis. Investment income is recorded on the accrual basis.

(b)     Contributions

Participant contributions are recorded as additions to net assets available for benefits when withheld from the employees’ earnings. Qualified matching and qualified nonelective employer contributions may be made as determined by the Company. The Company may also make profit sharing contributions at its discretion. The Company has made no contributions to the Plan through December 31, 2002.

(c)     Payment of Benefits

Benefits are recorded when paid.

(d)     Income Tax Status

The Plan is a proto-type plan administered by Merrill Lynch.  The Internal Revenue Service has determined and informed Merrill Lynch by a letter dated June 4, 2002, that its prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Therefore, the Plan Administrator believes the Plan is designed and is currently being operating in compliance with the applicable requirements of the IRC and, therefore, the related trust is exempt from taxation.

(e)     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(f)      Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)           Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31
	2002	2001
Mutual funds:
Van Kampen Aggressive Growth Fund Class A	$530,147	$730,672
Fidelity Advisor Growth and Income Fund Class T	213,818	234,257
Alger Balanced Portfolio Class A	249,013	308,699
Merrill Lynch S&P 500 Index Fund Class A	571,339	678,275
Alliance Premier Growth Class A	387,167	453,424
Franklin Small Cap Growth Class A	227,380	209,837
Merrill Lynch Intermediate Term Fund Class D	219,822	—
		—

Money market account:
Merrill Lynch Retirement Reserves Money Fund	389,557	240,704

The Plan’s investments were held in trust by Merrill Lynch for the year ended December 31, 2002. During 2002, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in fair value as presented in the following table:

Mutual funds	$1,030,368
Common stock of Interactive Intelligence, Inc.	116,632
$1,147,000

(4)           Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, transactions with these funds qualify as party-in-interest transactions. There have been no fees paid by the Plan for the investment management services of Merrill Lynch. In addition, the Plan investments include investments in the Company’s stock; therefore, these transactions also qualify as party-in-interest transactions.

INTERACTIVE INTELLIGENCE, INC.

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2002

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Current value

Mutual funds:
Alger Balanced Portfolio Class A	16,045	shares	$249,013
Alger Capital Appreciation Instl Portfolio	5,869	shares	49,536
Alliance Premier Growth Class A	28,178	shares	387,167
Alliance Premier Growth Class A GM	5,208	shares	71,559
Davis New York Venture Fund Class A	9,133	shares	191,254
Davis New York Venture Fund Class A GM	2,469	shares	51,692
Eaton Vance Income Fund of Boston Class A	448	shares	2,449
Fidelity Advisor Growth and Income Fund Class T	16,397	shares	213,818
Franklin Small Cap Growth Class A	10,359	shares	227,380
Franklin Small Cap Growth Class A GM	1,313	shares	28,818
ING International Growth Fund Class A	13,762	shares	168,028
ING International Value Fund Class A	11,803	shares	121,450
ING International Value Fund Class A GM	2,722	shares	28,009
Lord Abbett Affiliated Fund	182	shares	1,915
MFS Utilities Fund Class A	1,898	shares	12,202
* ML Bond Fund Inc. Intermediate Term Fund Class D	18,582	shares	219,822
* ML Global Allocation Fund Class D	4,303	shares	49,103
* ML Healthcare Fund Class D	9,325	shares	46,627
* ML Pacific Fund Class D	666	shares	9,084
* ML S&P 500 Index Fund Class A	53,098	shares	571,339
* ML Small Cap Value Fund Class D	62	shares	1,121
* ML US Government Mortgage Fund Class D	293	shares	3,031
Munder Micro Cap Equity	1,113	shares	22,465
PIMCO PEA Innovation Fund Class A	5,007	shares	53,930
PIMCO Total Return Fund Class A	8,263	shares	88,171
PIMCO Total Return Fund Class A GM	5,351	shares	57,097
Seligman Communications & Information Class A	1,682	shares	27,161
Van Kampen Aggressive Growth Fund Class A	59,836	shares	530,147
Van Kampen Emerging Growth Class A	1,644	shares	46,502
Total mutual funds			3,529,890
Common stock:
* Interactive Intelligence	39,085	shares	101,621
Money market accounts:
* ML Retirement Reserves Money Fund	389,557	shares	389,557
* ML Retirement Reserves Money Fund GM	12,650	shares	12,650
Total money market accounts			402,207
* Participant loans	Interest rate range
	5.75% to 10.5%		152,760
			$4,186,478

*  Indicates party-in-interest to the Plan.

See accompanying independent auditors’ report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVE INTELLIGENCE, INC. 401(K) SAVINGS PLAN

By: Interactive Intelligence, Inc. Administrative Committee

June 30, 2003
/s/ John R. Gibbs
John R. Gibbs, Member

/s/ Debra L. Jones
Debra L. Jones, Member

/s/ Keith A. Midkiff
Keith A. Midkiff, Member